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15046061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8-67961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FELLS POINT RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WYNDHURST AVENUE, SUITE 300-C

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID PRINGLE (410) 464-3111

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, DAVID PRINGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FELLS POINT RESEARCH, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
2-23-15

CEO & PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Exemption report required by SEC Rule 17a-5(d)(1)(i)(B)(2)

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Fells Point Research, LLC
Baltimore, Maryland

We have audited the accompanying financial statements of Fells Point Research, LLC ("the Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital per the Broker's Unaudited Focus Report, Part IIA, and the Audited Computation of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 18, 2015

FELLS POINT RESEARCH LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	21,021
Prepaid Expenses		2,077
Deposits		2,116
	$	25,214

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable		350
Member's Equity		24,864
	$	25,214

See Notes to Financial Statements

Fells Point Research LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2014

Revenues		
Research Fee Income	$	56,000
Expenses		
Guaranteed Payments		44,679
Office Rent		6,907
Professional Fees		2,971
License & Registration Fees		2,632
Telecommunications		2,465
Travel		1,480
Dues and Subscriptions		740
Insurance		472
Entertainment		340
Education & Training		275
Office Supplies		202
Miscellaneous Expenses		288
		63,451
Net Loss	$	(7,451)

See Notes to Financial Statements

Fells Point Research LLC

Statement Of Changes In Member's Equity
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	32,315
Net Loss		(7,451)
Balance, December 31, 2014	$	24,864

See Notes to Financial Statements

FELLS POINT RESEARCH, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows From Opertating Activities	
Net Loss	$ (7,451)
Adjustments to reconcile net loss to net cash flows from operating activities	
Change in operating assets & liabilities	
Prepaid expenses and deposits	(29)
Accounts payable	(29)
Net cash flows from operating activities and decrease in cash	(7,509)
Cash, beginning of year	28,530
Cash, end of year	$ 21,021

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Fells Point Research, LLC ("the Company") became a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on February 24, 2009.

The Company is a limited liability company (or "LLC"), and as an LLC, any liability to the owner is generally limited to amounts invested into it. The Company only has one Member who is involved in all of the Company's operations. The Company is scheduled to dissolve on June 20, 2037, unless terminated by the Member-owner at an earlier date.

The Company's current services include providing financial research services to institutional investors.

The Company uses certain furniture and equipment provided by its Member-owner (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts.

Revenue Recognition

Revenue is generally recognized when services are provided and invoiced to the Company's customers. Payments for services are generally negotiated or may be determined by the Company's customers. All of the Company's revenue is from two customers.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that would be written off are charged against the allowance. Management has determined no allowance is necessary. The Company had no receivables at December 31, 2014.

Income Taxes

The Company has a single member and is a disregarded entity for tax purposes. Items of income, loss, deduction, and credit are passed through to its Member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member.

Subsequent Events

The Company has evaluated additional subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2. Guaranteed Payments

The Company pays guaranteed payments to its Member. The amount and frequency of the payments are determined at the Member's discretion. During 2014, guaranteed payments totaling $44,679 were made to the Member.

Note 3. Leases

The Company leases its office space under an operating lease that expires on September 30, 2015. Total minimum lease payments required under non-cancelable operating leases for the year ending December 31, 2015 are $5,325.

Note 4. Commitments, Contingencies and Guarantees

Management of the Company believes that there are no commitments (other than the commitment described in Note 3), contingencies, or guarantees that may result in a loss or future obligations as of December 31, 2014.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2014 the required minimum net capital was $5,000. The Company had computed net capital of $20,671 at December 31, 2014 which was in excess of the required net capital level by $15,671. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2014 the Company's ratio of aggregate indebtedness to net capital was 0.0169 to 1.

SUPPLEMENTARY INFORMATION

FELLS POINT RESEARCH, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

Computation Of Net Capital

Member's Equity	$	24,864
Deductions		
Prepaid Expenses		2,077
Deposits		2,116
Net Capital, as computed		20,671
Minimum Net capital		5,000
Excess Net capital	$	15,671

Comptation Of Aggregate Indebtedness

Accounts Payable and aggregate indebtedness	$	350

Comptation Of Aggregate Indebtedness

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		1.69%
Ratio of aggregate indebtedness to net capital		0.0169

The Company claims an exemption from the computation of reserve requirements persuant to Rule 15c3-3 under paragraph K(2)(i).

FELLS POINT RESEARCH, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2014

Net capital per the broker's unaudited Focus Report, Part IIA and per audited financial statements	$ 20,671

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member
Fells Point Research, LLC
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Fells Point Research, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) the Company stated that Fells Point Research, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 18, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

FELLS POINT RESEARCH, LLC

FELLS POINT RESEARCH LLC'S EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5(d)(1)(i)(B)(2)

Fells Point Research LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and;

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

While the Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to provide financial research to institutional investors and does not carry any customer accounts, the Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as other exemption sections do not apply.

Fells Point Research LLC

I, David N. Pringle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date of Report: February 20, 2015

FELLS POINT RESEARCH, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

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